SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

pSivida Corp.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

74440J101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 74440J101	13G	Page 2 of 10

1	NAME OF REPORTING PERSONS North Run Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,184,086**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,184,086**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,086**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 74440J101	13G	Page 3 of 10

1	NAME OF REPORTING PERSONS North Run Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,184,086**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,184,086**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,086**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 74440J101	13G	Page 4 of 10

1	NAME OF REPORTING PERSONS Todd B. Hammer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,184,086**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,184,086**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,086**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 74440J101	13G	Page 5 of 10

1	NAME OF REPORTING PERSONS Thomas B. Ellis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,184,086**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,184,086**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,086**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis (collectively, the “Reporting Persons”). Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner of the Investment Manager. The Investment Manager is the investment manager of certain private pooled investment vehicles (collectively, the “Funds”). This Schedule 13G relates to shares of Common Stock, $.001 par value per share (the “Common Stock”), of pSivida Corp., a Delaware corporation (the “Issuer”), held by the Funds.

Item 1(a)	Name of Issuer.

pSivida Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

400 Pleasant Street

Watertown, MA 02472

Item 2(a)	Name of Person Filing.

(1)	North Run Capital, LP

(2)	North Run Advisors, LLC

(3)	Todd B. Hammer

(4)	Thomas B. Ellis

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

One International Place, Suite 2401

Boston, MA 02110

(617) 310-6130

Item 2(c)	Citizenship or Place of Organization.

(1)	North Run Capital, LP is a Delaware limited partnership.

(2)	North Run Advisors, LLC is a Delaware limited liability company.

(3)	Todd B. Hammer is a U.S. citizen.

(4)	Thomas B. Ellis is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $.001 par value per share.

Item 2(e)	CUSIP Number.

74440J101

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 2,184,086 shares of Common Stock. This amount consists of (i) 2,144,086 shares of Common Stock and (ii) warrants exercisable to purchase 40,000 shares of Common Stock.

(b)	North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 8.1% of the outstanding shares of Common Stock. This percentage was determined by dividing 2,184,086 by the sum of (i) 26,963,136, which is the number of shares of Common Stock outstanding as of November 8, 2013, according to the Issuer’s Form 10-Q filed on November 13, 2013 with the Securities and Exchange Commission, and (ii) 40,000, the number of warrants exercisable to purchase shares of Common Stock held by the Funds.

(c)	North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis have the shared power to vote and dispose of the 2,184,086 shares of Common Stock beneficially owned.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Investors in the Funds have an indirect interest in dividends and/or sale proceeds of the Common Stock held by the Funds. The Reporting Persons do not know of any single investor with an interest, directly or indirectly, of more than 5% of the Common Stock.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 24-1

Power of Attorney of Thomas B. Ellis, dated December 11, 2009.

Exhibit 24-2

Power of Attorney of Todd B. Hammer, dated December 11, 2009.

Exhibit 99-1

Joint Filing Agreement, dated February 14, 2014, between North Run, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC
its general partner

By: *
Name: Thomas B. Ellis
Title: Member

and

By: *
Name: Todd B. Hammer
Title: Member

NORTH RUN ADVISORS, LLC

By:	*
Name: Thomas B. Ellis
Title: Member

and

By:	*
Name: Todd B. Hammer
Title: Member

*
Thomas B. Ellis

*
Todd B. Hammer

* By	/s/ SARAH L. FILION
Sarah L. Filion, Attorney-in-Fact
Pursuant to Powers of Attorney filed as exhibits hereto